Exhibit 99.1

JA Solar Responds to European Commission’s Launch of Antidumping Proceedings

SHANGHAI, September 10, 2012— JA Solar Holdings Co., Ltd., (NASDAQ: JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today responded to the launch of antidumping proceedings concerning Chinese solar products by the European Commission.

Dr. Peng Fang, CEO of JA Solar, said, “JA Solar believes in fair and open trade. As a public company, we conduct all our business transactions in a transparent manner. The imposition of antidumping tariffs on Chinese solar products would be highly damaging to both the European and global solar markets. Strong and fair competition across the global solar market has been the catalyst for rapid innovation and has allowed millions of consumers in Europe and around the world to access clean and affordable renewable energy. We believe that antidumping tariffs would jeopardize the huge progress the industry has made in recent years.”

Dr. Fang continued, “We will cooperate fully with the European authorities in their efforts to conduct their investigation. In the meantime, we will continue to provide our European customers with the high-quality, high-efficiency products they expect from JA Solar.”

Forward-looking Statements

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with, or furnished to, the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar cells. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company also produces solar modules which it distributes under its own brand and produces on behalf of solar manufacturers globally. The Company shipped 1.69 GW of solar power products in 2011. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.

Contact:

In China

Martin Reidy

Brunswick Group

Tel: +86-10-5960-8600

E-mail:jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

E-mail:jasolar@brunswickgroup.com